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SE 08032635 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Take Charge Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 University Avenue
(No. and Street)

Los Gatos (City) CA (State) 95030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan Perry (408) 399-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lautze & Lautze CPAs & Financial Advisors
(Name – *if individual, state last, first, middle name*)

111 West St. John Street, Suite 1010, San Jose (Address) CA (State) 95113 (Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

Mail Processing Section
AUG 25 2008
Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/4

OATH OR AFFIRMATION

I, Joan Perry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Take Charge Financial!, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL MERCHAIN
COMM. # 1795980
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES APRIL 20, 2012

Paul Merchain
Notary Public

Joan Perry
Signature

President
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying statement of financial condition of *Perry Investments, Inc. dba Take Charge Financial!* as of June 30, 2008 and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Perry Investments, Inc. dba Take Charge Financial! as of June 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lautze & Lautze

San Jose, California
August 7, 2008

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

Assets

Assets:		
Commissions receivable	$	71,908
Investment escrow account		50,000
Furniture and equipment, net of accumulated depreciation of $116,457		5,539
Deferred income taxes, net of valuation allowance of $63,160		15,000
Total assets	$	142,447

Liabilities and Stockholder's Equity

Liabilities:		
Bank overdraft	$	710
Accounts payable		7,500
Accrued commissions		13,800
Income tax payable		800
Total liabilities		22,810
Stockholder's equity:		
Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding		100
Paid-in capital		456,302
Accumulated deficit		(336,765)
Total stockholder's equity		119,637
Total liabilities and stockholder's equity	$	142,447

See notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!

STATEMENT OF LOSS

For The Year Ended June 30, 2008

Revenues:	
Commissions and advisory fees	$ 240,660
Expenses:	
Auto expense	7,989
Building expenses	13,743
Commissions	53,319
Computer	7,076
Contributions	1,829
Depreciation	3,372
Education	33,525
Equipment rental	1,305
Fees	16
Insurance	3,860
Professional fees	21,107
Licenses and other taxes	2,330
Medical	3,305
Miscellaneous	6,962
Office expenses and supplies	28,215
Outside services	47,610
Payroll	2,343
Payroll taxes	175
Penalties	84
Printing and advertising	7,162
Rent	60,000
Travel and entertainment	9,407
Utilities and telephone	10,363
Total expenses	325,097
Loss before provision for income taxes	(84,437)
Provision for income taxes	6,569
Net loss	$ (91,006)

See notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2008

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances, beginning of year	$ 100	$ 334,457	$ (245,759)	$ 88,798
Stockholder Contribution	-	121,845	-	121,845
Net loss	-	-	(91,006)	(91,006)
Balances, end of year	$ 100	$ 456,302	$ (336,765)	$ 119,637

See notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2008

Cash flows from operating activities:	
Net loss	$ (91,006)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	3,373
Deferred income taxes, net of valuation allowance	5,768
Decrease in assets:	
Commissions receivable	12,531
Increase (decrease) in liabilities:	
Accounts payable	2,213
Accrued payroll	(1,668)
Accrued commission	13,800
Net cash used by operating activities	(54,989)
Cash flows from financing activities:	
Bank overdraft	536
Advances from stockholder (net)	(67,392)
Stockholder contribution	121,845
Net cash provided by financing activities	54,989
Net change in cash and cash equivalents	-
Cash and cash equivalents:	
Beginning of year	-
End of year	$ -

See notes to financial statements.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Perry Investments, Inc. dba Take Charge Financial! (the Company) was incorporated in Pennsylvania in 1986. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company sells wrap investments and investment advice to a wide range of individuals in San Francisco, Walnut Creek, San Jose, Los Angeles and San Diego, California. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. From time to time, the Company utilizes the services of independent contractors.

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value because of the short maturity of these instruments.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable

Commissions receivable are uncollateralized amounts due to the Company from mutual fund, insurance and annuity companies.

Commissions receivable are due under normal trade terms requiring payment within 30 - 45 days from the settlement date. In the past, the Company has not experienced problems with collections and therefore, no interest is charged on delinquent accounts, nor is there a policy regarding when an account is considered delinquent.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2008

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Commissions Receivable (continued)

Payments of commissions receivable are received from the specific mutual fund, insurance and annuity companies.

The Company uses the allowance method to account for uncollectible receivables. Based on past collection experience, it has not been considered necessary to set up an allowance account.

Furniture and Equipment

Company properties are carried at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over five years, the estimated useful lives of the assets.

Revenue Recognition

Commission income and the related receivables are recognized as of the settlement date. Advisory fees are payable quarterly in advance, with an adjusting payment at the end of the quarter.

If an error occurs when the Company initiates a trade on behalf of their client, the Company completes the trade and sells the investment shortly thereafter. Any gain or loss on the transaction is recognized on the statement of income or loss.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from the use of the cash method of accounting for income tax purposes and tax operating loss carryforwards.

Concentration of Credit Risk

The Company maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalent.

The majority of the commission income comes from one company. The number of companies who offer similar products largely mitigates the Company's exposure to concentrations of credit risk with respect to this income.

Advertising

Advertising costs are expensed when incurred. Total printing and advertising costs during the year were $7,162.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2008

2. **INVESTMENT ESCROW ACCOUNT**

This account consists of a $50,000 cash deposit with Fidelity Insurance.

3. **FURNITURE AND EQUIPMENT**

Furniture and equipment	$ 121,996
Less accumulated depreciation	(116,457)
	$ 5,539

4. **INCOME TAXES**

Deferred income taxes, net of allowance, reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss carryforwards. Significant components of the Company's deferred income taxes as of June 30, 2008 are as follows:

Deferred income tax asset:	
Federal net operating loss carryforwards	$ 42,100
California net operating loss carryforwards	23,995
Temporary differences	12,065
Less valuation allowance	(63,160)
	$ 15,000

At June 30, 2008, the Company had the following federal net operating loss carryforwards available to reduce future taxable income.

Expiration	
2008	$ 17,433
2009	4,390
2014	1,009
2015	23,121
2016	19,586
2017	42,447
2019	2,883
2020	74,609
2021	64,912
2022	56,513
	$ 306,903

4. **INCOME TAXES (CONTINUED)**

At June 30, 2008, the Company had California net operating loss carryforwards of approximately $271,500 available to reduce future taxable income. Net operating loss carryforwards normally expire 5 years from the date the loss was incurred. Under current tax law provisions, California net operating loss carryforwards will begin to expire in 2009.

The provision for income taxes is summarized as follows:

	Federal	State	Total
Currently payable	$ -	$ 800	$ 800
Deferred	4,656	1,113	5,769
	$ 4,656	$ 1,913	$ 6,569

5. **RELATED PARTY TRANSACTIONS**

The Company rents its facilities from the sole stockholder on a month-to-month basis. The total rent paid for the year was $60,000.

6. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2008, the Company had net capital and a net capital requirement of $97,098 and $5,000 respectively.

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying financial statements of *Perry Investments, Inc. dba Take Charge Financial!* as of and for the year ended June 30, 2008, and have issued our report thereon dated August 7, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
August 7, 2008

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!

SUPPLEMENTARY FINANCIAL INFORMATION
June 30, 2008

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
June 30, 2008

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		119,637
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity Qualified for Net Capital		119,637
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	20,539	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities proprietary capital charges		
	D. Other deductions and/or charges	2,000	22,539
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)		
10.	Net Capital		97,098

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,521
12.	Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	92,098
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	94,817

See independent auditors' report on supplementary information.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)
June 30, 2008

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from Statement of Financial Condition		22,810
17.	Add:		
	A. Drafts from immediate credit		
	B. Market value of securities borrowed from which no equivalent value is paid or credited		
	C. Other unrecorded amounts (List) proprietary capital charges		
19.	Total aggregate indebtedness		22,810
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		0.24%

OTHER RATIOS

21.	Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0%

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of

1. Minimum dollar net capital requirement or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debts if alternative method is used

Minimum net capital	$ 5,000

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets. Non-allowable assets are as follows:

Furniture and equipment	$ 5,539
Deferred income taxes	15,000
	$ 20,539

(D) Other deductions and/or charges are as follows:

Fidelity bond deductible in excess of 60% of minimum net capital	$ 2,000

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
June 30, 2008

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
June 30, 2008

Schedule III

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

PERRY INVESTMENTS, INC.
dba TAKE CHARGE FINANCIAL!
RECONCILIATIONS PURSUANT TO RULES 17a-5
June 30, 2008

Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per respondent	$ 59,389	$ 78,899
Differences:		
Net audit adjustments	30,568	(56,089)
Fidelity bond deductible	(2,000)	-
Non-allowable assets	9,141	-
Computation per Schedule I	$ 97,098 [1]	$ 22,810 [2]

[1] Difference arose from net audit adjustments relating to fidelity bond deductible, accounts receivable, other assets, deferred income tax expense and depreciation expense.

[2] Difference arose from audit adjustments relating to accounts payable, accrued payroll, accrued commission and shareholder loan payable.

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Perry Investments, Inc.
Dba Take Charge Financial!
San Jose, California

In planning and performing our audit of the financial statements and supplementary schedules of *Perry Investments, Inc. dba Take Charge Financial!* (the Company) for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, including control financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lautze & Lautze

San Jose, California
August 7, 2008

END